Exhibit 99.1

Bitauto Announces Second Quarter 2020 Results

BEIJING, August 24, 2020 /PRNewswire/ -- Bitauto Holdings Limited ("Bitauto" or the "Company") (NYSE: BITA), a leading provider of internet content & marketing services, and transaction services for China's automotive industry, today announced its unaudited financial results for the second quarter ended June 30, 2020[1].

Bitauto Second Quarter 2020 Highlights

•	Revenue in the second quarter of 2020 was RMB1.96 billion (US$276.9 million), compared to RMB2.79 billion (US$395.1 million) in the corresponding period in 2019.

•	Gross profit in the second quarter of 2020 was RMB1.30 billion (US$184.4 million), compared to RMB1.67 billion (US$236.9 million) in the corresponding period in 2019.

•	Net loss in the second quarter of 2020 was RMB536.4 million (US$75.9 million), compared to net loss of RMB136.2 million (US$19.3 million) in the corresponding period in 2019.
Non-GAAP net loss in the second quarter of 2020 was RMB447.3 million (US$63.3 million), compared to Non-GAAP net income of RMB216.0 million (US$30.6 million) in the corresponding period in 2019.

•	Net loss attributable to Bitauto in the second quarter of 2020 was RMB368.8 million (US$52.2 million), compared to net loss attributable to Bitauto of RMB145.5 million (US$20.6 million) in the corresponding period in 2019.
Non-GAAP net loss attributable to Bitauto in the second quarter of 2020 was RMB333.6 million (US$47.2 million), compared to Non-GAAP net income attributable to Bitauto of RMB155.3 million (US$22.0 million) in the corresponding period in 2019.

Mr. Andy Zhang, chief executive officer of Bitauto, said, “Despite China’s gradual economic recovery following the COVID-19 outbreak, the domestic automobile industry remained challenged during the second quarter of 2020 with sluggish retail passenger vehicle sales and rising dealer inventory levels. The macro situation presents both challenges and opportunities for our business.”

“While weak vehicle sales and increasingly fierce competition in China’s online automobile advertising sector put pressure on our advertising business, Bitauto’s paying subscriber base increased slightly during the quarter, helping to drive mild revenue growth in our subscription business. In our transaction services business, due to its conservative risk control approach, Yixin recorded about 69,000 total transactions in the second quarter, representing a year-over-year decrease of approximately 49.9%.”

“In the months ahead, in response to the uncertainties in China’s overall economic environment and particularly the automobile sector, we will stay focused on our core strategic initiatives. First, our continued efforts to upgrade our content and product offerings will provide better value to automobile customers, car owners, automakers and dealer customers. Second, we will further raise Bitauto’s brand recognition through our on-going strategic brand building campaign, which we expect will help further expand our user base and enhance user engagement. Third, Yixin will continue to optimize its conservative risk assessment methodology and strengthen its dealer and financial institution partnerships to explore opportunities as China’s automobile market recovers. We believe our efforts will help strengthen Bitauto’s position as the leading provider of Internet content and marketing services and transaction services for China's automobile industry.”

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Mr. Ming Xu, chief financial officer of Bitauto, said, “The weakness in China’s automobile sector in the second quarter of 2020 continued to impact our top line results. We also continued to experience margin pressure this quarter due to our branding and marketing initiatives as well as our on-going investments in user acquisition. In the long run, we expect these efforts will form a solid foundation to attract users and enhance our value proposition for our business partners."

Bitauto Second Quarter 2020 Results

Bitauto reported revenue of RMB1.96 billion (US$276.9 million) in the second quarter of 2020, compared to RMB2.79 billion (US$395.1 million) in the corresponding period in 2019.

•	Revenue from the advertising and subscription business in the second quarter of 2020 was RMB1.03 billion (US$145.5 million), representing a 2.2% increase from RMB1.01 billion (US$142.4 million) in the corresponding period in 2019.

•	Revenue from the transaction services business in the second quarter of 2020 was RMB737.6 million (US$104.4 million), compared to RMB1.49 billion (US$211.0 million) in the corresponding period in 2019, mainly due to weak passenger vehicle sales following the COVID-19 outbreak and more cautious underwriting standards imposed by Yixin.

•	Revenue from the digital marketing solutions business in the second quarter of 2020 was RMB190.3 million (US$26.9 million), compared to RMB294.7 million (US$41.7 million) in the corresponding period in 2019.

Cost of revenue in the second quarter of 2020 was RMB653.5 million (US$92.5 million), compared to RMB1.12 billion (US$158.2 million) in the corresponding period in 2019. Cost of revenue as a percentage of revenue in the second quarter of 2020 was 33.4%, compared to 40.0% in the corresponding period in 2019.

Gross profit in the second quarter of 2020 was RMB1.30 billion (US$184.4 million), compared to RMB1.67 billion (US$236.9 million) in the corresponding period in 2019.

Selling and administrative expenses in the second quarter of 2020 were RMB1.80 billion (US$255.1 million), representing a 10.1% increase from the corresponding period in 2019. This increase was primarily due to the increase in provision for credit losses of receivables related to Yixin and the increase in marketing expenses associated with the Company's branding and marketing efforts, partially offset by the decrease in amortization of intangible assets related to the strategic cooperation with JD.com, and decrease in expenses related to personnel.

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Product development expenses in the second quarter of 2020 were RMB147.2 million (US$20.8 million), representing a 3.7% increase from the corresponding period in 2019.

Share-based compensation, which was allocated to related operating expense line items, was RMB55.0 million (US$7.8 million) in the second quarter of 2020, compared to RMB99.9 million (US$14.1 million) in the corresponding period in 2019.

Loss from operations in the second quarter of 2020 was RMB670.0 million (US$94.8 million), compared to loss from operations of RMB48.9 million (US$6.9 million) in the corresponding period in 2019.

Non-GAAP loss from operations in the second quarter of 2020 was RMB594.3 million (US$84.1 million), compared to Non-GAAP income from operations of RMB215.4 million (US$30.5 million) in the corresponding period in 2019.

Income tax benefit in the second quarter of 2020 was RMB148.0 million (US$20.9 million), compared to income tax expense of RMB6.7 million (US$1.0 million) in the corresponding period in 2019.

Net loss in the second quarter of 2020 was RMB536.4 million (US$75.9 million), compared to net loss of RMB136.2 million (US$19.3 million) in the corresponding period in 2019.

Non-GAAP net loss in the second quarter of 2020 was RMB447.3 million (US$63.3 million), compared to Non-GAAP net income of RMB216.0 million (US$30.6 million) in the corresponding period in 2019.

Net loss attributable to Bitauto in the second quarter of 2020 was RMB368.8 million (US$52.2 million), compared to net loss attributable to Bitauto of RMB145.5 million (US$20.6 million) in the corresponding period in 2019.

Non-GAAP net loss attributable to Bitauto in the second quarter of 2020 was RMB333.6 million (US$47.2 million), compared to Non-GAAP net income attributable to Bitauto of RMB155.3 million (US$22.0 million) in the corresponding period in 2019.

Basic and diluted net loss per ADS, each representing one ordinary share, in the second quarter of 2020 amounted to RMB5.15 (US$0.73) and RMB5.15 (US$0.73), respectively.

Non-GAAP basic and diluted net loss per ADS in the second quarter of 2020 amounted to RMB4.65 (US$0.66) and RMB4.65 (US$0.66), respectively.

As of June 30, 2020, the Company had cash and cash equivalents and restricted cash of RMB8.61 billion (US$1.22 billion). Cash used in operating activities, cash provided by investing activities, and cash used in financing activities in the second quarter of 2020 were RMB830.5 million (US$117.5 million), RMB3.33 billion (US$471.4 million), and RMB2.19 billion (US$309.9 million), respectively.

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The number of employees totaled 6,837 as of June 30, 2020, including employees of entities in which Bitauto has acquired and holds controlling interests as of such date. This represented an 18.6% year-over-year decrease, as Yixin optimized its team to improve operational efficiency.

As of June 30, 2020, the Company had a total of 73,761,089 ordinary shares. Non-GAAP basic and diluted per ADS figures for the second quarter of 2020 were calculated using a weighted average of 71,796,549 and 71,796,549 ADSs, respectively. Each ADS represents one ordinary share of the Company.

Yixin Second Quarter 2020 Highlights

Bitauto’s controlled subsidiary Yixin, the primary operator of the Company’s transaction services business, facilitated approximately 69,000 financed transactions for the three months ended June 30, 2020, representing a year-over-year decrease of approximately 49.9%. The decrease was primarily driven by Yixin's more conservative risk control methodology. The total aggregate financing amount facilitated through Yixin’s loan facilitation services and self-operated financing business was approximately RMB5.38 billion (US$761.3 million).

Amid the challenging macroeconomic environment, Yixin continued to adopt conservative risk control methodology and to focus on its loan facilitation services. For the three months ended June 30, 2020, Yixin facilitated approximately 53,000 financed transactions, representing a year-over-year decrease of 20.8% and approximately 76.9% of Yixin's total financed transactions.

In the second quarter of 2020, under U.S. GAAP, Yixin's total revenues were RMB745.2 million (US$105.5 million), representing a year-over-year decrease of 50.3%; new core services revenues, which include revenues from loan facilitation transactions and new self-operated financing lease transactions facilitated by Yixin during the period, were RMB254.7 million (US$36.0 million), representing a year-over-year decrease of 56.8%.

As of June 30, 2020, 90+ days (including 180+ days) past due ratio and 180+ days past due ratio for all financed transactions (including third-party loan facilitations) were 2.46% and 1.40%, respectively.

Under U.S. GAAP, Yixin's provision for credit losses of finance receivables in the second quarter of 2020 was RMB321.4 million (US$45.5 million).

As Bitauto's controlled subsidiary listed on the Hong Kong Stock Exchange, Yixin announced its consolidated financial statements under IFRS for the first half of 2020. In order to help investors to understand the difference between IFRS and U.S. GAAP for Yixin's operation results, a reconciliation of the IFRS data to U.S. GAAP is presented at the end of this earnings release.

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Changes to Board of Directors

Bitauto today also announced the appointment of Mr. Chenkai Ling, Vice President of JD.com Inc. (“JD.com”) as a director to its board of directors ("the board"). Mr. Ling replaces Mr. Sidney Huang as JD.com’s designated director on Bitauto’s board due to Mr. Huang’s upcoming retirement from JD.com in September 2020. The appointment and the resignation became effective as of August 21, 2020.

“We are delighted to welcome Mr. Chenkai Ling to Bitauto’s board and we look forward to drawing on his experience and knowledge as we execute on our long-term growth strategy,” Mr. Andy Zhang said. "We would also like to sincerely thank Mr. Sidney Huang for his service and dedication to Bitauto's board of directors. Over the past 10 years, Sidney has consistently drawn upon his deep knowledge of China's e-commerce and internet industries as well as his experience as a corporate leader to make invaluable contributions to Bitauto. We wish him all the best in his upcoming retirement.”

Mr. Chenkai Ling is vice president of JD.com, head of strategy and the chief of staff to the CEO of JD Retail. He joined JD.com in July 2016. He is responsible for JD Retail’s strategic planning, M&A and post-merger integration, as well as public affairs. Mr. Ling has almost two decades of experience in strategic planning, consultancy and operations, having worked for multinational companies in various roles. Prior to joining JD.com, he worked at Bain & Company as a principal. Mr. Ling earned his master’s degree in Business Administration from the Amos Tuck School of Business Administration at Dartmouth College and his MIS from Tongji University.

Conference Call Information

Bitauto's management will hold an earnings conference call at 8:15 AM on August 24, 2020 U.S. Eastern Time (8:15 PM on August 24, 2020 Beijing/Hong Kong Time).

Conference Call Pre-registration:

Please register in advance of the conference using the link provided below and dial in 10 minutes prior to the call. Once pre-registration has been completed, participants will receive dial-in numbers, direct event passcode, and registrant ID.

To join the conference, simply dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will join the conference instantly.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/9674115

A replay of the conference call may be accessed by phone at the following number until September 1, 2020:

US:	+1-855-452-5696 or +1-646-254-3697
International:	+61-2-8199-0299

Conference ID:	9674115

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Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

[1] This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB7.0651 to US$1.00, the effective noon buying rate as of June 30, 2020 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content & marketing services, and transaction services for China's automotive industry. Bitauto’s business consists of three segments: advertising and subscription business, transaction services business and digital marketing solutions business.

Bitauto's advertising and subscription business provides a variety of advertising services to automakers through the bitauto.com website and corresponding mobile apps which provide consumers with up-to-date automobile pricing and promotional information, specifications, reviews and consumer feedback. Bitauto also provides transaction-focused online advertisements and services for promotional activities to its business partners, including automakers, automobile dealers, auto finance partners and insurance companies. Bitauto offers subscription services via its SaaS platform, which provides web-based and mobile-based integrated digital marketing solutions to new car automobile dealers in China. The SaaS platform enables automobile dealer subscribers to create their own online showrooms, list pricing and promotional information, provide automobile dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online.

Bitauto's transaction services business is primarily conducted by its controlled subsidiary, Yixin Group Limited (SEHK: 2858), a leading online automobile finance transaction platform in China, which provides transaction platform services as well as self-operated financing services.

Bitauto's digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns, advertising agent services, big data applications and digital image creation.

For more information, please visit ir.bitauto.com.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook of the Company and the quotations from management in this announcement, as well as Bitauto's strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto's filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

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Use of Non-GAAP Financial Measures

To supplement Bitauto's consolidated financial results presented in accordance with U.S. GAAP, Bitauto uses Non-GAAP income/(loss) from operations, Non-GAAP net income/(loss), Non-GAAP net income/(loss) attributable to Bitauto and Non-GAAP basic and diluted net income/(loss) per ADS as Non-GAAP financial measures , and uses Yixin's Non-GAAP income/(loss) from operations and Yixin's Non-GAAP net income/(loss) as Non-GAAP financial measures to supplement the disclosure of financial performance of Yixin. Non-GAAP income/(loss) from operations is defined as income/(loss) from operations excluding (i) share-based compensation; and (ii) amortization of intangible assets resulting from asset and business acquisitions. Non-GAAP net income/(loss) and Non-GAAP net income/(loss) attributable to Bitauto, respectively, are defined as net income/(loss) and net income/(loss) attributable to Bitauto excluding (i) share-based compensation; (ii) amortization of intangible assets resulting from asset and business acquisitions; (iii) investment loss/(income) associated with the share of equity method investments; (iv) investment loss/(income) associated with non-cash investment matters; (v) amortization of the BCF discount on the convertible notes; and (vi) tax effect of Non-GAAP line items. Non-GAAP basic and diluted net income/(loss) per ADS is defined as Non-GAAP net income/(loss) attributable to ordinary shareholders of the parent company divided by basic and diluted weighted average number of ADS. Yixin's Non-GAAP income/(loss) from operations is defined as income/(loss) from operations excluding (i) share-based compensation; and (ii) amortization of intangible assets resulting from asset and business acquisitions. Yixin's Non-GAAP net income/(loss) is defined as net income/(loss) excluding (i) share-based compensation; (ii) amortization of intangible assets resulting from asset and business acquisitions; and (iii) tax effect of Non-GAAP line items. These Non-GAAP financial measures provide Bitauto's management with the ability to assess its operating results by excluding certain items that may not be indicative of the performance of its business such as non-cash and non-recurring items. Bitauto believes these Non-GAAP financial measures are useful to investors by understanding supplemental information used by management in its assessment of operating results.

The use of Non-GAAP financial measures has certain limitations. These Non-GAAP measures exclude certain items that have been and will continue to be incurred in the future and are not reflected in the presentation of the Non-GAAP financial measures. These Non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, and should not be considered a substitute for or superior to U.S. GAAP results. In addition, these Non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto or Yixin does.

Reconciliation of these Non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure is set forth at the end of this release.

For investor and media inquiries, please contact:

China

Suki Li

Bitauto Holdings Limited

Phone: +86-10-6849-2145

ir@bitauto.com

Philip Lisio

Foote Group

Phone: +86-10-8429-9544

bitauto@thefootegroup.com

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SELECTED CONSOLIDATED FINANCIAL DATA

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended		For the Six Months Ended
	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	RMB

	(in thousands, except for per share data)		(in thousands, except for per share data)

Revenue	2,791,586	1,956,260	3,694,477
Cost of revenue	(1,117,951)	(653,468)	(1,282,566)
Gross profit	1,673,635	1,302,792	2,411,911

Selling and administrative expenses	(1,637,159)	(1,802,355)	(4,255,383)
Product development expenses	(142,052)	(147,245)	(294,219)
Other gains/(losses), net	56,703	(23,237)	(70,959)
Loss from operations	(48,873)	(670,045)	(2,208,650)

Interest income	38,627	23,565	49,777
Interest expense	(90,487)	(9,955)	(15,703)
Share of results of equity investees	(21,328)	(18,938)	(32,812)
Investment loss	(7,384)	(9,000)	(7,604)
Loss before tax	(129,445)	(684,373)	(2,214,992)

Income tax (expense)/benefit	(6,740)	147,969	399,948
Net loss	(136,185)	(536,404)	(1,815,044)

Net income/(loss) attributable to noncontrolling interests	1,710	(175,784)	(630,526)
Accretion to redeemable noncontrolling interests	7,586	8,204	16,408
Net loss attributable to Bitauto Holdings Limited	(145,481)	(368,824)	(1,200,926)

Non-GAAP financial data
Non-GAAP net income/(loss)	216,044	(447,329)	(1,485,260)
Non-GAAP net income/(loss) attributable to noncontrolling interests	53,110	(121,966)	(524,603)
Accretion to redeemable noncontrolling interests	7,586	8,204	16,408
Non-GAAP net income/(loss) attributable to Bitauto Holdings Limited	155,348	(333,567)	(977,065)

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Reconciliation of GAAP to Non-GAAP results

	For the Three Months Ended		For the Six Months Ended
	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	RMB
	(in thousands, except for per share data)		(in thousands, except for per share data)

Loss from operations	(48,873)	(670,045)	(2,208,650)
Share-based compensation	99,881	54,957	133,108
Amortization of intangible assets resulting from asset and business acquisitions	164,390	20,783	185,039
Non-GAAP income/(loss) from operations	215,398	(594,305)	(1,890,503)

Net loss	(136,185)	(536,404)	(1,815,044)
Share-based compensation	99,881	54,957	133,108
Amortization of intangible assets resulting from asset and business acquisitions	164,390	20,783	185,039
Investment loss associated with the share of equity method investments	1,541	5,969	5,905
Investment loss associated with non-cash investment matters	7,384	9,000	9,000
Amortization of the BCF discount on the convertible notes	80,701	-	-
Tax effect of Non-GAAP line items	(1,668)	(1,634)	(3,268)
Non-GAAP net income/(loss)	216,044	(447,329)	(1,485,260)

Non-GAAP net income/(loss) per ADS
Basic	2.17	(4.65)	(13.62)
Diluted	2.12	(4.65)	(13.62)

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SELECTED CONSOLIDATED FINANCIAL DATA
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2019	June 30, 2020
	RMB	RMB

	(in thousands)

Assets
Current assets
Cash and cash equivalents	4,260,533	4,963,823
Restricted cash	3,136,926	3,467,575
Accounts receivable, net	3,792,641	3,881,598
Uncollateralized finance receivables - current portion, net	4,451,575	2,932,424
Collateralized finance receivables - current portion, net	12,301,329	8,950,691
Other current assets	2,720,558	2,936,796
	30,663,562	27,132,907
Non-current assets
Restricted cash	114,318	181,858
Investments in equity investees	1,912,803	1,881,535
Investment in convertible notes	2,153,790	2,185,682
Property, plant and equipment, net	205,394	618,559
Intangible assets, net	381,749	189,679
Goodwill	861,583	861,609
Uncollateralized finance receivables - non-current portion, net	2,906,280	1,838,716
Collateralized finance receivables - non-current portion, net	7,330,610	3,941,436
Other non-current assets	1,846,955	1,901,850
	17,713,482	13,600,924

Total assets	48,377,044	40,733,831

Liabilities
Current liabilities
Short term borrowings	10,860,862	9,256,192
Asset-backed securitization debt	6,201,021	3,884,712
Accounts payable	3,081,405	3,247,919
Other current liabilities	3,499,449	3,438,106
	23,642,737	19,826,929
Non-current liabilities
Long term borrowings	2,263,614	1,088,815
Asset-backed securitization debt	1,167,910	466,487
Other non-current liabilities	1,546,562	1,492,226
	4,978,086	3,047,528

Total liabilities	28,620,823	22,874,457

Redeemable noncontrolling interests	390,437	406,845

Total equity*	19,365,784	17,452,529

Total liabilities, redeemable noncontrolling interests and equity	48,377,044	40,733,831

* The Company has adopted ASU No. 2016-13 Financial Instruments - Credit Losses ("ASC 326") beginning January 1, 2020 by applying the modified retrospective method with the cumulative effect of initially applying the guidance recognized at the date of initial application. The new guidance would mainly have impact on credit losses in connection with finance receivables, accounts receivables, and guarantee liabilities. The cumulative effect on the opening balance of accumulated deficit upon adoption of ASC 326 is RMB267.4 million.

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Yixin
Unaudited Condensed Consolidated Statements of Operations
(in thousands)

	For the Six Months Ended
	June 30, 2020	June 30, 2020	June 30, 2020
	RMB	RMB	RMB
	IFRS	Reconcilation	U.S. GAAP

Revenue	1,623,834	(16,640)	1,607,194
Cost of revenue	(888,734)	-	(888,734)
Gross profit	735,100	(16,640)	718,460

Selling and administrative expenses	(2,114,153)	53,259	(2,060,894)
Product development expenses	(82,023)	(85)	(82,108)
Other gains/(losses), net	88,772	(122,486)	(33,714)
Loss from operations	(1,372,304)	(85,952)	(1,458,256)

Interest income	15,004	-	15,004
Interest expense	(17,902)	624	(17,278)
Share of results of equity investees	(833)	-	(833)
Loss before tax	(1,376,035)	(85,328)	(1,461,363)

Income tax benefit	323,123	21,707	344,830
Net loss	(1,052,912)	(63,621)	(1,116,533)

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Reconciliation of GAAP to Non-GAAP results

	For the Six Months Ended
	June 30, 2020	June 30, 2020	June 30, 2020
	RMB	RMB	RMB
	IFRS	Reconcilation	U.S. GAAP

Loss from operations	(1,372,304)	(85,952)	(1,458,256)
Share-based compensation	63,409	-	63,409
Amortization of intangible assets resulting from asset and business acquisitions	119,041	(1,755)	117,286
Non-GAAP loss from operations	(1,189,854)	(87,707)	(1,277,561)

Net loss	(1,052,912)	(63,621)	(1,116,533)
Share-based compensation	63,409	-	63,409
Amortization of intangible assets resulting from asset and business acquisitions	119,041	(1,755)	117,286
Tax effect of Non-GAAP line items	(83)	-	(83)
Non-GAAP net loss	(870,545)	(65,376)	(935,921)

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